NEWHYDROGEN, INC.

27936 Vista Canyon Blvd., Suite 202

Santa Clarita, CA 91387

May 29, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	NewHydrogen, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-287396

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, NewHydrogen, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 PM Eastern Time, Friday, May 30, 2025, or as soon as practicable thereafter.

Very truly yours,

NewHydrogen, Inc.

By:	/s/ Steven Hill
Steven Hill
Chief Executive Officer